Exhibit 99.1(b)

APPENDIX B

OPINION OF THOMAS WEISEL PARTNERS LLC

Experts in Growth

PRIVILEGED AND CONFIDENTIAL

December 22, 2008

Board of Directors

Scopus Video Networks Ltd.
10 Ha'amal St., Park Afek,
Rosh Ha'ayin 48092, Israel

Ladies and Gentlemen:

        We understand that Scopus Video Networks Ltd., a company organized under the laws of the State of Israel (the “Company”), Harmonic Inc., a Delaware corporation (“Buyer”), and Sunrise Acquisition Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Buyer (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of December 22, 2008 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, with the Company as the surviving company and a wholly-owned subsidiary of Buyer (the “Merger”). As a result of the Merger, as more fully described in the Merger Agreement and as further described to us by management of the Company, we understand that each issued and outstanding ordinary share, par value NIS 1.40 per share, of the Company (“Company Ordinary Shares”), other than Company Ordinary Shares held by the Company or Buyer or any direct or indirect wholly-owned subsidiary of the Company or Buyer, will be cancelled and automatically converted into the right to receive $5.62 per share in cash, without interest (the “Per Share Merger Consideration”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

        You have asked for our opinion as investment bankers as to whether the Per Share Merger Consideration to be received by the shareholders of the Company as a result of the Merger is fair to such shareholders, from a financial point of view, as of the date hereof.

        In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and interim periods to September 30, 2008 and certain other relevant financial and operating data relating to the Company made available to us from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Merger Agreement; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Company Ordinary Shares; (iv) compared the Company from a financial point of view with certain other companies in the cable equipment industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the cable equipment industry which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to us by the Company, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company’s legal counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

Thomas Weisel Partners
390 Park Avenue, 2nd Floor
New York, NY 10022
212.271.3700
www.tweisel.com

Board of Directors
Scopus Video Networks Ltd.
December 22, 2008

        In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on it being accurate and complete. With respect to the financial forecasts for the Company provided to us by the Company’s management, upon the advice of the Company’s management and with your consent, we have assumed for purposes of our opinion that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the Company’s management at the time of preparation as to the future financial performance of the Company and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of its last financial statement made available to us. We have relied on advice of counsel and independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Israeli Companies Law, 5759-1999 (“Israeli Law”), the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, and all other applicable foreign, federal and state statutes, rules and regulations. In addition, with your consent, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. Finally, our opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we further note the extraordinary nature of such market conditions in effect as of the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

        We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any amendments thereto, without any waiver by any of the parties thereto of any of the conditions to their respective obligations thereunder and no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Merger.

Board of Directors
Scopus Video Networks Ltd.
December 22, 2008

        We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we actively trade the equity securities of the Company and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also acted as an underwriter in connection with offerings of securities of the Company and performed various investment banking services for the Company. We were engaged by the Company in February 2008 to provide a fairness opinion in relation to an acquisition of certain assets, however no opinion was ever rendered.

        Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Per Share Merger Consideration to be received by the shareholders of the Company as a result of the Merger is fair to such shareholders from a financial point of view, as of the date hereof.

        Our opinion has been approved by a fairness committee of Thomas Weisel Partners LLC. Our opinion is directed to the Board of Directors of the Company in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, our opinion addresses only the fairness of the Per Share Merger Consideration to the shareholders from a financial point of view and does not address the relative merits of the Merger and any alternatives to the Merger, the Company’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Moreover, it does not address the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the parties to the Merger Agreement, or class of such persons, in connection with the Merger, whether relative to the Per Share Merger Consideration or otherwise.

        Our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of our opinion in any proxy statement sent to shareholders of the Company in connection with the Merger.

Very truly yours, THOMAS WEISEL PARTNERS LLC